TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
PROXY STATEMENT
INFORMATION CONCERNING DIRECTORS AND NOMINEES
BOARD OF DIRECTORS AND BOARD COMMITTEES
AUDIT COMMITTEE REPORT
DIRECTORS' COMPENSATION
SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN OTHER PERSONS
EXECUTIVE COMPENSATION
OPTION GRANTS IN LAST FISCAL YEAR
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES
LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR
COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION
SHAREHOLDER RETURN PERFORMANCE
PENSION BENEFITS
AGREEMENTS AND TRANSACTIONS
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
INDEPENDENT AUDITORS
ANNUAL REPORT
GENERAL INFORMATION
OTHER BUSINESS
SHAREHOLDER PROPOSALS
APPENDIX A
    Proxy Card


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CLEVELAND-CLIFFS INC.


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Cleveland-Cliffs Inc
1100 Superior Avenue · Cleveland, Ohio 44114-2589

March 24, 2003

To the Shareholders of
CLEVELAND-CLIFFS INC

The Annual Meeting of Shareholders of Cleveland-Cliffs Inc will be held at The Forum Conference Center, located in One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio 44114 on Tuesday, May 13, 2003 at 11:30 A.M. (Cleveland time).

At the Annual Meeting, shareholders will act upon the election of Directors. An explanation of this matter is contained in the attached Proxy Statement.

Whether or not you expect to be present at the Annual Meeting, we urge you to exercise your voting rights by signing and dating the enclosed proxy card and returning it in the accompanying envelope to ensure that your shares will be represented. In addition, record shareholders have the opportunity to appoint proxy holders to vote their shares through the Internet or via toll-free telephone if they wish. Instructions for appointing proxies through the Internet or by telephone are contained on your proxy card. Whichever of these methods you chose, the named proxies will vote your shares in accordance with your instructions. Please note that failure to vote surrenders voting power to those who exercise their voting right. If you attend the meeting, you will be entitled to vote in person.

We look forward to meeting with you at the Annual Meeting.

Sincerely,

/s/ John S. Brinzo
JOHN S. BRINZO
Chairman and Chief Executive Officer

It is important that your shares be represented at the meeting. Whether or not you intend to be present, please sign and date the enclosed proxy card and return it in the enclosed postage-prepaid envelope, which requires no postage if mailed in the United States, or appoint your proxies through the Internet or by telephone as directed on your proxy card.



Cleveland-Cliffs Inc
1100 Superior Avenue · Cleveland, Ohio 44114-2589

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

March 24, 2003

Dear Shareholder:

The Annual Meeting of Shareholders of Cleveland-Cliffs Inc, an Ohio corporation ("Company"), will be held at The Forum Conference Center, located in One Cleveland Center, 1375 East Ninth Street, Cleveland, Ohio 44114 on Tuesday, May 13, 2003 at 11:30 A.M. (Cleveland time) for the purpose of considering and acting upon:

1. A proposal to elect 11 Directors to hold office until the next Annual Meeting of Shareholders and until their successors are elected; and

2. Such other matters as may properly come before the Annual Meeting and any adjournment or adjournments thereof.

Shareholders of record at the close of business on March 17, 2003, are entitled to notice of and to vote at such meeting and any adjournment or adjournments thereof.

Very truly yours,

/s/ John E. Lenhard
JOHN E. LENHARD
Vice President, Secretary and General Counsel

It is important that your shares be represented at the meeting. Whether or not you intend to be present, please sign and date the enclosed proxy card and return it in the enclosed postage-prepaid envelope, which requires no postage if mailed in the United States, or appoint your proxies through the Internet or by telephone as directed on your proxy card.



Cleveland-Cliffs Inc
1100 Superior Avenue · Cleveland, Ohio 44114-2589

PROXY STATEMENT

March 24, 2003

SOLICITATION, USE AND REVOCATION OF PROXIES

The accompanying proxy is solicited by the Board of Directors of Cleveland-Cliffs Inc, an Ohio corporation ("Company"), for use at the Annual Meeting of Shareholders to be held on May 13, 2003, and any adjournment or adjournments thereof ("Meeting"). Any proxy may be revoked by a later proxy, by notice to the Company in writing or in open meeting, without affecting any vote previously taken.

OUTSTANDING SHARES AND VOTING RIGHTS

As of March 17, 2003, the record date for the determination of persons entitled to vote at the Meeting, there were 10,322,553 of the Company's Common Shares, par value $1.00 per share ("Common Shares"), outstanding. Each Common Share is entitled to one vote. This Proxy Statement and accompanying proxy card are being first mailed or otherwise distributed to shareholders on or about March 24, 2003.

ELECTION OF DIRECTORS

(Proposal No. 1)

It is intended that proxies received will be voted, unless contrary instructions are given, to elect the 11 nominees named in the following table to serve until the next Annual Meeting of Shareholders and until their successors shall be elected.

Should any nominee decline or be unable to accept such nomination to serve as Director, an event which the Company does not currently anticipate, the persons named as proxies reserve the right, in their discretion, to vote for a lesser number or for substitute nominees designated by the Directors, to the extent consistent with the Company's Regulations.

INFORMATION CONCERNING DIRECTORS AND NOMINEES

Based upon information received from the respective Directors and nominees as of March 17, 2003, the following information is furnished with respect to each person nominated for election as a Director.

Name, Age and Principal Occupation and Employment During Past Five Years	First Became Director
JOHN S. BRINZO, 61, Chairman and Chief Executive Officer of the Company since January 1, 2000. Mr. Brinzo served as President and Chief Executive Officer of the Company from November 10, 1997 through December 31, 1999. Mr. Brinzo is a Director of International Steel Group Inc.	1997
RONALD C. CAMBRE, 64, Former Chairman of the Board from January, 1995 through December, 2001 of Newmont Mining Corporation, an international mining company. Mr. Cambre served as Chief Executive Officer from November, 1993 to January, 2001 and as President from June, 1994 to July, 1999 of Newmont Mining Corporation. Mr. Cambre was previously with Freeport-McMoRan, a natural resources company, as Vice President and Senior Technical Advisor to the Office of the Chairman. Mr. Cambre is a Director of Inco Limited, W.R. Grace & Co. and McDermott International, Inc.	1996
RANKO CUCUZ, 59, Former Chairman of the Board from July, 1996 through October, 2001 and Chief Executive Officer from October, 1992 through August, 2001 of Hayes Lemmerz International, Inc., an international supplier of wheels to the auto industry. Hayes Lemmerz International filed for bankruptcy in December, 2001. Mr. Cucuz is a Director of Hayes Lemmerz International, Inc. and Lincoln Electric Holdings, Inc.	1999
DAVID H. GUNNING, 60, Vice Chairman of the Company since April, 2001. Mr. Gunning engaged in consulting and private investing from December, 1997 until joining the Company. Mr. Gunning is a Director of Development Alternatives, Inc., Lincoln Electric Holdings, Inc. and Southwest Gas Corporation.	2001
JAMES D. IRELAND III, 53, Managing Director since January, 1993 of Capital One Partners, Inc., a private equity investment firm, which through an affiliate, serves as the General Partner of Early Stage Partners LLC, a venture capital investment partnership.	1986
FRANCIS R. McALLISTER, 60, Chairman and Chief Executive Officer since February 12, 2001 of Stillwater Mining Company, a palladium and platinum producer. From January, 2000 through January, 2001, Mr. McAllister privately pursued ventures in the mining and metals industry. From April, 1999 through December, 1999, Mr. McAllister served as Chairman and Chief Executive Officer of ASARCO Incorporated, an international nonferrous metals mining company. He also served as President and Chief Operating Officer from January, 1998 through April, 1999 and as Executive Vice President-Copper Operations from May, 1993 to January, 1998 of ASARCO Incorporated. Mr. McAllister is a Director of Stillwater Mining Company.	1996
JOHN C. MORLEY, 71, Former Chairman of the Board of the Company from November 10, 1997 to December 31, 1999. Mr. Morley is President since August, 1995 of Evergreen Ventures, LTD., LLC, a family office. Mr. Morley is also retired as President and Chief Executive Officer and Director since before 1998 of Reliance Electric Company, a manufacturer of electrical, mechanical power transmission and telecommunications products and systems.	1995

2

Name, Age and Principal Occupation and Employment During Past Five Years	First Became Director
STEPHEN B. ORESMAN, 70, President since January, 1991 of Saltash, Ltd., management consultants. Mr. Oresman was with Booz•Allen & Hamilton, Inc., management consultants, for 19 years where he was Senior Vice President and Chairman of Booz•Allen & Hamilton International, and previously held manufacturing positions at Bausch & Lomb and Acme Steel. Mr. Oresman is a Director of Technology Solutions Company and iStar Financial Inc.	1991
ROGER PHILLIPS, 63, Former President and Chief Executive Officer from February, 1982 through January, 2002 of IPSCO Inc., an international steel producing company. Mr. Phillips is a Director of Canadian Pacific Railway Limited, Fording Inc., Toronto Dominion Bank, and Imperial Oil Limited.	2002
RICHARD K. RIEDERER, 59, Former Chief Executive Officer from January, 1996 and President from January, 1995 through February, 2001 of Weirton Steel Corporation, a steel producing company. From January, 1989 through December, 1996 Mr. Riederer served as Chief Financial Officer of Weirton Steel Corporation. Mr. Riederer also served as Chairman of the American Iron and Steel Institute from January, 2000 through December, 2000. Mr. Riederer is a Director of First American Funds, Chairman and Director of Idea Foundry, and serves on the Board of Trustees of Carnegie Mellon University and Franciscan University of Steubenville.	2002
ALAN SCHWARTZ, 63, Professor of Law at the Yale Law School and Professor at the Yale School of Management since 1987. Mr. Schwartz is a Director of Rohn Industries, Inc.	1991

The Directors recommend a vote FOR each of the nominees listed above.

BOARD OF DIRECTORS AND BOARD COMMITTEES

The members of the Board of Directors have diversified professional experience in general management, steel manufacturing, mining, finance, law, education, and other fields. There is no family relationship among any of the nominees and executive officers of the Company. Nine of the eleven nominees have no present or former employment relationship with the Company. All nominees are independent Directors, except Messrs. Brinzo and Gunning. The average age of the nominees is 62, ranging from 53 to 71. The average service of the nominees is 7 years, ranging from less than one year to 17 years.

The Company's governance process is based on formal guidelines. During 2002, 9 meetings of the Board of Directors were held and 21 meetings of all Board Committees were held. The Company's independent Directors held 3 meetings in executive session without the presence of Messrs. Brinzo and Gunning in the year 2002. Mr. Cambre chaired those meetings. Directors also discharge their responsibilities by review of Company reports to Directors, visits to Company facilities, correspondence with the Chairman and Chief Executive Officer, and telephone conferences with the Chairman and Chief Executive Officer and Directors regarding matters of interest and concern to the Company. The Directors have Executive, Audit, Board Affairs, Compensation and Organization, Finance, and Strategic Advisory Committees. All committees regularly report their activities, actions, and recommendations to the Board. Six Directors attended 100 percent of the aggregate total of meetings of the Board of Directors and the Board Committees of which they were a member during 2002, 2 Directors attended at least 94 percent of such meetings and 3 Directors attended at least 85 percent of such meetings.

The Executive Committee consists of Messrs. Brinzo (chairman), Cambre, Ireland, McAllister, Morley and Schwartz. This Committee normally meets only when action is required before a regular Board meeting. It is empowered to act for the full Board of Directors on all matters, except it has no authority to fill vacancies among Directors or in any committee of Directors, change officers of the Company, or declare dividends. Its members presently include the chairmen of the other standing committees. The Committee held no meetings during 2002.

The Audit Committee, consisting of Messrs. Ireland (chairman), Morley, Oresman and Riederer, reviews with the Company's management, the internal auditors and the independent auditors, the Company's policies and

procedures with respect to internal control; reviews significant accounting matters; reviews quarterly unaudited financial information prior to public release; approves the audited financial statements prior to public distribution; reviews any significant changes in the Company's accounting principles or financial reporting practices; reviews independent auditor services; has the authority and responsibility to evaluate independent auditors; discusses with the auditors their independence and considers the compatibility of non-audit services with such independence; annually selects the Company's independent auditors to examine the Company's financial statements; approves management's appointment, termination, or replacement of the Chief Internal Auditor; and conducts a legal compliance review. Pursuant to the rules of the Securities and Exchange Commission, the members of the Company's Audit Committee are independent, as that term is defined in the listing standards of the New York Stock Exchange. The Committee held 6 meetings during 2002.

The Board Affairs Committee, consisting of Messrs. McAllister (chairman), Cambre, Cucuz and Schwartz, administers the Company's compensation plans for Directors; monitors the Board governance process and provides counsel to the Chairman and Chief Executive Officer on Board governance and other matters; recommends changes in membership and responsibility of Board committees; and acts as the Board's Nominating Committee and Proxy Committee in the election of Directors. Shareholders wishing to nominate director candidates for consideration by the Committee can do so by writing to the Secretary of the Company, giving the candidate's name, appropriate biographical data and qualifications. The Committee held 4 meetings during 2002.

The Compensation and Organization Committee, consisting of Messrs. Cambre (chairman), Ireland, McAllister and Oresman, recommends to the Board of Directors the officers and compensation of officers; administers the Company's compensation plans for officers; reviews organization and management development; evaluates the performance of the Chief Executive Officer; and obtains the advice of outside experts with regard to compensation matters. The Committee held 5 meetings during 2002.

The Finance Committee, consisting of Messrs. Schwartz (chairman), Cucuz, Morley and Phillips, reviews the Company's financial condition, financial policies, investment plans and benefit funds management. The Committee recommends dividend and other actions to the Board of Directors. The Committee held 2 meetings during 2002.

The Strategic Advisory Committee, consisting of Messrs. Morley (chairman), Brinzo, Cambre, Gunning, Ireland, McAllister and Oresman, reviews corporate strategy and related issues. The Committee held 3 meetings during 2002. The former Long Range Planning Committee also held one meeting during the year, prior to the assumption of its duties by the Strategic Advisory Committee.

4

AUDIT COMMITTEE REPORT

The Audit Committee of Cleveland-Cliffs Inc Board of Directors ("Committee") is composed of four independent directors and operates under a written charter adopted by the Board of Directors. The charter is reviewed and reassessed for adequacy annually by the Committee and reviewed by the Committee with the Board of Directors. The Committee reviewed the existing charter following the adoption of the Sarbanes-Oxley Act of 2002 and recommended changes that were approved by the Board of Directors on March 11, 2003. A copy of the amended charter, which the Board of Directors has adopted, is attached as Appendix A to this Proxy Statement.

The members of the Committee are James D. Ireland III (Chairman), John C. Morley, Stephen B. Oresman, and Richard K. Riederer, all of whom are independent of the Company in accordance with the listing standards of the New York Stock Exchange, and meet the financial literacy and accounting or financial management expertise necessary to effectively discharge their responsibilities. The Committee retains the Company's independent auditors.

Management is responsible for the Company's financial statements, systems of internal control and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Committee's responsibility is to monitor and oversee these financial reporting processes on behalf of the Board of Directors. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management, including a discussion of the quality, not just the acceptability, of the accounting principles; the reasonableness of significant judgments; and the clarity of disclosures in the financial statements.

In this context, the Committee met six times in 2002 and held discussions with management and the independent auditors. The Committee has regularly met, in executive session, with the independent auditors. The Committee has also met, in executive session, with the Company's chief internal auditor, and separately in executive session with management, as appropriate. Furthermore, the Committee has reviewed the results of its executive sessions with the Chief Executive Officer, as appropriate.

Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the consolidated financial statements and critical accounting policies with management and the independent auditors. The Committee discussed with the independent auditors matters required to be discussed by Statement on Accounting Standards No. 61 (Communication with Audit Committees), and any other matters required to be discussed under generally accepted auditing standards.

The Company's independent auditors also provided to the Committee the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with the independent auditors that firm's independence, including consideration of the compatibility of non-audit services with the auditors' independence.

Based on the Committee's discussion with management and the independent auditors and the Committee's review of the representation of management and the report of the independent auditors to the Committee, the Committee recommended that the Board of Directors include the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2002 filed with the Securities and Exchange Commission.

> J. D. Ireland III, Chairman
> J. C. Morley
> S. B. Oresman
> R. K. Riederer

DIRECTORS' COMPENSATION

During 2002, Directors who are not employees of the Company (Non-Employee Directors) received an annual retainer of $25,000 and a fee of $1,000 for each Board Committee meeting attended. Such Non-Employee Directors also received a fee of $1,000 for each Board of Directors meeting attended from January 1, through June 30, 2002, and a fee of $1,500 for each Board of Directors meeting attended from July 1, through December 31, 2002. Non-Employee Directors, who are committee chairmen, each received an annual retainer of $2,500. Employee Directors receive no compensation for their service as a Director.

The Board of Directors has a Nonemployee Directors' Compensation Plan, which provides for a one-time award of 2,000 shares of Restricted Stock to new Non-Employee Directors and also provides that all Directors must take 40% of their retainer in Common Shares and may elect to take up to 100% of their retainer and other fees in Common Shares. In addition, the Plan gives Non-Employee Directors the opportunity to defer all or a portion of their annual retainer and other fees, whether payable in cash or Common Shares.

Non-Employee Directors who joined the Board before January 1, 1999 also participate in either the Retirement Plan for Non-Employee Directors adopted in 1984 ("1984 Plan") or the Nonemployee Directors Supplemental Compensation Plan established in 1995 ("1995 Plan") (collectively the "Plans"). The 1984 Plan provides that a Non-Employee Director elected before July 1, 1995, with at least five years of service, receives during his or her lifetime after retirement an amount equal to the annual retainer then paid to Non-Employee Directors. Under the 1995 Plan, a Non-Employee Director elected on or after July 1, 1995, with at least five years of service, receives after retirement a quarterly amount equal to fifty percent of the stated quarterly retainer in effect at the time of retirement for the period equal to the Director's service. Under either Plan, in the event of a "change of control" causing the Director's retirement, he or she receives the retirement payment prorated for any service less than five years. Directors who join the Board on or after January 1, 1999 are not eligible to participate in either Plan.

On January 14, 2003, the Board of Directors adopted respective amendments to the Plans to provide for a voluntary immediate lump sum cash-out election of the present value of the accrued pension and deferred benefits to all Non-Employee Directors participating under the Plans (Participants). Under the terms of the Plans, as amended, the lump-sum benefit would be payable to the Participants on or about June 30, 2003. Of the 14 Participants, 3 have opted not to participate in the lump sum benefit. The aggregate value for Participants electing a payout is approximately $2,300,000. Election of the payout by a Participant would mean that there would be no further opportunity for a pension adjustment under the Plans for future changes in the Company's annual retainer.

The Company has trust agreements with KeyBank National Association relating to the Nonemployee Directors' Compensation Plan, the Retirement Plan for Non-Employee Directors and the Nonemployee Directors' Supplemental Compensation Plan, in order to establish arrangements for the funding and payment of the Company's obligations to beneficiaries under such Plans.

SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN OTHER PERSONS

The following table sets forth the amount and percent of Common Shares which, as of March 17, 2003 (except as otherwise indicated), are deemed under the rules of the Securities and Exchange Commission ("SEC") to be "beneficially owned" by each Director (excluding the Chairman and Chief Executive Officer and the Vice Chairman), by each nominee for Director, by the Company's five most highly compensated executive officers, by such persons and the other executive officers as a group, and by any person or "group" (as that term is used in the Securities Exchange Act of 1934) known to the Company as of that date to be a "beneficial owner" of more than 5% of the outstanding Common Shares.

| Directors and Nominees (excluding Director, Chairman and Chief Executive Officer, John S. Brinzo and Director and Vice Chairman, David H. Gunning) | Amount and Nature of "Beneficial Ownership"(1) | | | | | |
| | Beneficial Ownership(2) | Investment Power | | Voting Power | | Percent of Class(3) |
		Sole	Shared	Sole	Shared	
Ronald C. Cambre	7,044	7,044	-0-	7,044	-0-	—
Ranko Cucuz	3,777	3,777	-0-	3,777	-0-	—
James D. Ireland III	273,705	7,063	266,642(4)	7,063	266,642(4)	2.65%
Francis R. McAllister	12,927	12,927	-0-	12,927	-0-	—
John C. Morley	23,426	23,426	-0-	23,426	-0-	—
Stephen B. Oresman	4,414	4,414	-0-	4,414	-0-	—
Roger Phillips	3,211	3,211	-0-	3,211	-0-	—
Richard K. Riederer	2,211	2,211	-0-	2,211	-0-	—
Alan Schwartz	3,414	3,414	-0-	3,414	-0-	—
Named Executive Officers						
John S. Brinzo	153,496	153,496	-0-	153,496	-0-	1.49%
David H. Gunning	91,186	91,186	-0-	91,186	-0-	—
Thomas J. O'Neil	66,963	66,963	-0-	66,963	-0-	—
William R. Calfee	68,966	68,966	-0-	68,966	-0-	—
Edward C. Dowling	28,867	28,867	-0-	28,867	-0-	—
All Directors and Executive Officers as a Group (17 Persons)	831,803	565,161	266,642	565,161	266,642	8.06%

| Other Persons | Amount and Nature of "Beneficial Ownership"(1) | | | | | |
| | Beneficial Ownership(2) | Investment Power | | Voting Power | | Percent of Class |
		Sole	Shared	Sole	Shared	
FMR Corporation(5) 82 Devonshire Street Boston, MA 02109	1,018,500	1,018,500	-0-	-0-	-0-	10.00%
Dimensional Fund Advisors Inc.(6) 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	717,636	717,636	-0-	717,636	-0-	7.05%
T. Rowe Price Associates, Inc.(7) 100 E. Pratt Street Baltimore, MD 21202	683,500	683,500	-0-	103,000	-0-	6.70%
Wellington Management Company, LLP(8) 75 State Street Boston, MA 02109	648,900	-0-	648,900	-0-	397,200	6.37%
Pzena Investment Management, LLC(9) 830 Third Avenue, 14th Floor New York, NY 10022	618,025	618,025	-0-	554,075	-0-	6.07%
Barclays Global Investors, N.A.(10) 45 Fremont Street San Francisco, CA 94105	564,714	564,714	-0-	564,714	-0-	5.54%
Franklin Advisors, Inc.(11) One Franklin Parkway San Mateo, CA 94403	533,200	533,200	-0-	533,200	-0-	5.20%

(1) Under the rules of the SEC, "beneficial ownership" includes having or sharing with others the power to vote or direct the investment of securities. Accordingly, a person having or sharing the power to vote or direct the investment of securities is deemed to "beneficially own" the securities even if he or she has no right to receive any part of the dividends on or the proceeds from the sale of the securities. Also, because "beneficial ownership" extends to persons, such as co-trustees under a trust, who share power to vote or control the disposition of the securities, the very same securities may be deemed "beneficially owned" by two or more persons shown in the table. Information with respect to "beneficial ownership" shown in the table above is based upon information supplied by the Directors, nominees and executive officers of the Company and filings made with the SEC or furnished to the Company by any shareholder.

(2) Included in the shares shown are Common Shares subject to options granted by the Company which entitle the holder to acquire said shares within 60 days from March 17, 2003. Each of the Directors (excluding Messrs. Brinzo and Gunning) has such options as follows: Mr. Cambre, 500; Mr. Cucuz, -0-; Mr. Ireland, 2,000; Mr. McAllister, 500; Mr. Morley, -0-; Mr. Oresman, 2,000; Mr. Phillips, -0-; Mr. Riederer, -0-; and Mr. Schwartz, 1,000; and the Directors as a group have such options with respect to 6,000 shares. The named executive officers have such options as follows: Mr. Brinzo, 80,000; Mr. Gunning, 50,000; Mr. O'Neil, 40,000; Mr. Calfee, 40,000; and Mr. Dowling, 20,000; and the executive officers as a group have such options with respect to 270,000 shares. Of the 270,000 option shares, 220,000 have an exercise price substantially higher than the Company's current Fair Market Value, which exercise prices range from $54.14 to $75.80.

(3) Less than 1%, except as otherwise indicated.

(4) Of the 273,705 shares deemed under the rules of the SEC to be beneficially owned by Mr. Ireland, he is a beneficial holder of 7,063 shares. The remaining 266,642 shares are held in trusts, substantially for the benefit of a charitable foundation, as to which Mr. Ireland is a co-trustee with shared voting and investment powers. Of such shares in trusts, Mr. Ireland has an interest in the income or corpus with respect to 18,474 shares.

(5) The information shown above and in this footnote was taken from the Schedule 13G, dated February 14, 2003, as filed with the SEC on February 13, 2003 jointly by FMR Corp., Edward C. Johnson 3d and Abigail P. Johnson. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under the Investment Advisers Act of 1940, is the beneficial owner of 1,018,500 shares or 10% of the Common Shares outstanding of the Company as a result of acting as investment adviser to various investment companies registered under the Investment Company Act of 1940.

The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 818,500 shares or 8.036% of the Common Shares outstanding. Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds, each has sole power to dispose of the 1,018,500 shares owned by the Funds.

Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Edward C. Johnson 3d owns 12.0% and Abigail P. Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Edward C. Johnson 3d is Chairman of FMR Corp. and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

(6) The information shown above was taken from the Schedule 13G, dated February 3, 2003, as filed with the SEC on February 12, 2003 by Dimensional Fund Advisors Inc.

(7) The information shown above was taken from the Schedule 13G, dated February 14, 2003, as filed with the SEC on February 11, 2003 by T. Rowe Price Associates, Inc. ("Price Associates"). Price Associates has advised the Company (i) that these securities are owned by various individual and institutional investors which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities and (ii) that for purposes of the reporting requirements of the Securities and Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(8) The information shown above was taken from the Schedule 13G, dated February 14, 2003, as filed with the SEC on February 12, 2003 by Wellington Management Company, LLP.

(9) The information shown above was taken from the Schedule 13G, dated February 5, 2003, as filed with the SEC on February 5, 2003 by Pzena Investment Management, LLC.

(10) The information shown above and in this footnote was taken from the Schedule 13G, dated February 10, 2003, as filed with the SEC on February 12, 2003 by Barclays Global Investors, N.A. ("Barclays Investors"), Barclays Global Fund Advisors ("Barclays Advisors"), and other Barclays entities. The Schedule 13G reflects that Barclays Investors has sole voting power and sole dispositive power over 410,328 Common Shares, no shared voting or dispositive power and owns 4.03% of the aggregate outstanding Common Shares. The Schedule 13G also reflects that Barclays Advisors has sole voting power and sole dispositive power over 154,386 Common Shares, no shared voting or dispositive power and owns 1.52% of the aggregate outstanding Common Shares.

(11) The information shown above and in this footnote was taken from the Schedule 13G, dated February 12, 2003, as filed with the SEC on February 12, 2003 jointly by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisors, Inc. The securities are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries (the "Adviser Subsidiaries") of Franklin Resources, Inc. ("FRI"). Such advisory contracts grant to such Adviser Subsidiaries all investment and/or voting power over the securities owned by such advisory clients. Therefore, such Adviser Subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of the securities.

The voting and investment powers held by Franklin Mutual Advisers, LLC (FMA), formerly Franklin Mutual Advisers, Inc., an indirect wholly-owned investment advisory subsidiary of FRI, are exercised independently from FRI and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as FRI affiliates). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other. Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI.

9

EXECUTIVE COMPENSATION

The following table sets forth all compensation earned by the Company's five most highly compensated executive officers ("named executive officers") with respect to the years shown for services rendered to the Company and its subsidiaries.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation		
		Salary ($)	Bonus(1) ($)	Other Annual Compensation(2) ($)
John S. Brinzo	2002	529,167	525,000	-0-
Chairman and	2001	500,000	131,580	-0-
Chief Executive Officer	2000	490,416	100,000	253
David H. Gunning(7)	2002	317,500	275,000	-0-
Vice Chairman	2001	212,500	52,700	-0-
	2000	-0-	-0-	-0-
Thomas J. O'Neil	2002	343,333	225,000	-0-
President and	2001	334,000	42,160	3,427
Chief Operating Officer	2000	328,167	55,100	275
William R. Calfee	2002	292,500	225,000	1,056
Executive Vice	2001	282,000	42,160	978
President-Commercial	2000	278,250	45,000	73
Edward C. Dowling, Jr.	2002	260,417	200,000	-0-
Executive Vice President-	2001	244,500	47,430	-0-
Operations	2000	226,667	65,000	-0-

[Additional columns below]

[Continued from above table, first column(s) repeated]

Name and Principal Position	Long Term Compensation			
	Awards			
	Restricted Stock Awards(3) ($)	Securities Underlying Options (#)	LTIP Payouts(4) ($)	All Other Compensation(5) ($)
John S. Brinzo	130,050(6)	-0-	232,321	15,449
Chairman and	72,281	-0-	-0-	14,154
Chief Executive Officer	92,344	-0-	83,349	70,105
David H. Gunning(7)	-0-	25,000	-0-	13,018
Vice Chairman	168,072	25,000	-0-	8,713
	-0-	-0-	-0-	-0-
Thomas J. O'Neil	54,621(6)	-0-	115,887	14,077
President and	42,164	-0-	-0-	13,694
Chief Operating Officer	46,788	-0-	41,674	13,455
William R. Calfee	31,212(6)	-0-	83,633	11,993
Executive Vice	24,094	-0-	-0-	11,562
President-Commercial	33,244	-0-	41,674	33,908
Edward C. Dowling, Jr.	39,015(6)	-0-	55,756	10,677
Executive Vice President-	24,094	-0-	-0-	10,025
Operations	22,163	-0-	20,847	9,294

(1) Bonuses earned during 2002, the value of which is shown in the table above, were paid 50% in cash and 50% in unrestricted Common Shares on February 3, 2003. The Company's closing stock price on that date of $20.26 per share was used to determine the number of Common Shares issued.

(2) The executive officers are reimbursed for business club membership expenses and other business perquisites, in amounts that are less than the reporting thresholds established by the Securities and Exchange Commission. Amounts shown for the years 2002, 2001 and 2000 reflect above-market earnings on deferred compensation payable and deferred during the respective year.

(3) The aggregate number of shares of Restricted Stock and of Retention Units (see footnote 6 below) held by Messrs. Brinzo, O'Neil, Calfee and Dowling as of December 31, 2002 was 15,750, 8,850, 10,123 and 7,650, respectively, the aggregate value of which as of December 31, 2002 was $312,638, $175,673, $200,942, and $151,853, respectively. The number of shares of Restricted Stock held by Mr. Gunning as of December 31, 2002 was 6,267, the value of which as of December 31, 2002 was $124,400. Dividends are payable on the shares of Restricted Stock reported in this column at the same rate as dividends on the Company's other Common Shares. Dividends are not payable on Retention Units.

(4) The payout indicated for 2002 was determined in early 2003 for the 2000-2002 performance period under the Company's Long-Term Incentive Program. The Company's closing stock price on February 3, 2003 of $20.26 per share was used to determine the value of the payout, which payout was made in Common Shares.

(5) Amounts indicated for 2002 include (i) cash contributed by the Company under the Company's Voluntary Non-Qualified Deferred Compensation Plan in the amount of $4,737 on behalf of Mr. Calfee; and (ii) cash contributed by the Company under the Company's Salaried Employees Supplemental Retirement Savings Plan as follows: $15,449, $13,018, 14,077, $7,255, and $10,677 on behalf of Messrs. Brinzo, Gunning, O'Neil, Calfee and Dowling respectively.

(6) On February 1, 2002, the Company awarded to Messrs. Brinzo, O'Neil, Calfee, and Dowling, 7,500, 3,150, 1,800 and 2,250 Retention Units, respectively. A Retention Unit is a bookkeeping entry that records a unit equivalent to one Common Share and is paid-out only in cash, based on the value of a Common Share at the end of the three-year retention period. The values shown for awards of Retention Units represent the value of the shares of the Retention Units based on the closing price of the Company's Common Stock on the date of award. Amounts shown for 2001 and 2000, for Messrs. Brinzo, O'Neil, Calfee and Dowling, represent the value of Retention Units awarded on January 22, 2001 and May 8, 2000, respectively.

(7) Mr. Gunning joined the Company on April 16, 2001. Upon joining the Company, Mr. Gunning received an award of 9,400 shares of Restricted Stock, one-third of which vested on the first anniversary of the date of such award, and one-third of which will vest on each of the second and third anniversaries of the date of such award; the value of which award is shown in the table above under "Restricted Stock Awards" for 2001. Also, in respect of his joining the Company, Mr. Gunning received (i) a grant of 25,000 options on April 16, 2001, at a price of $17.88 per share, which grant will vest 100% on the second anniversary of the date of such grant; and (ii) a grant of 25,000 options on April 16, 2002 (the first anniversary of the date of his joining the Company), at a price of $28.80 per share which grant will vest 100% on the first anniversary of the date of such grant (as discussed under "Option Grants in Last Fiscal Year" on page 11).

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth information relating to stock option grants made in 2002 under the Company's 1992 Incentive Equity Plan to the named executive officers.

Individual Grants

Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date	Grant Date Present Value $
David H. Gunning(1)	25,000	100%	$28.80	4/15/2012	$7.20(2)

(1) On April 16, 2002 Mr. Gunning was granted stock options as described in Footnote (7) to the "Summary Compensation Table" on page 10. In the event of a change of control of the Company, the options become exercisable in full.

(2) In accordance with Securities and Exchange Commission rules, the Black-Scholes option pricing model has been used to calculate present value as of date of grant, April 16, 2002. The Black-Scholes model relies on several key assumptions to estimate the present value of options, including stock price volatility, dividend yield, future interest rates and expected life of the option. The dollar value listed in this column was calculated using a variation of the Black-Scholes method based on the following assumptions: a volatility factor of .339, which was calculated using 52 monthly stock prices starting on December 31, 1997; an annualized risk-free rate of return of 4.51%, which was the rate available on the date of grant for U.S. Government issues with a term approximately equal to the expected life of the options; an expected dividend yield on the Common Shares of 3.40%, and the assumption that the options will be exercised after 4.31 years, based upon past history for stock option grants. There is no assurance that these assumptions will prove to be true in the future. Consequently, the grant date present value listed in this column is only theoretical value and may not accurately determine present value. The actual value, if any, that may be realized by the individual will depend on the market price of the underlying shares of Common Shares on the date of exercise.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

The following table sets forth information about stock options exercised during the last fiscal year by the named executive officers, and the number of Common Shares covered by unexercised options and the aggregate value of options held at the end of such fiscal year.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY-End (#)		Value of Unexercised "In-the-Money" Options at FY-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
John S. Brinzo	-0-	-0-	-0-	80,000	$-0-	$ -0-
David H. Gunning	-0-	-0-	-0-	50,000	-0-	49,250
Thomas J. O'Neil	-0-	-0-	-0-	40,000	-0-	-0-
William R. Calfee	-0-	-0-	-0-	40,000	-0-	-0-
Edward C. Dowling, Jr.	-0-	-0-	-0-	20,000	-0-	-0-

LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

The following table sets forth information relating to the long-term incentive awards that were made on February 1, 2002 pursuant to the Company's Long-Term Incentive Program under the 1992 Incentive Equity Plan for the named executive officers.

| | | | Estimated Future Payouts Under Non-Stock Price-Based Plans(1) (Number of Shares) | | |
Name	Number of Shares, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Threshold	Target	Maximum
John S. Brinzo	42,500	1/1/02-12/31/04	10,625	42,500	63,750
David H. Gunning(2)	-0-	N/A	-0-	-0-	-0-
Thomas J. O'Neil	17,850	1/1/02-12/31/04	4,463	17,850	26,775
William R. Calfee	10,200	1/1/02-12/31/04	2,550	10,200	15,300
Edward C. Dowling, Jr.	12,750	1/1/02-12/31/04	3,188	12,750	19,125

(1) Estimated payout if certain performance levels are achieved.

(2) Mr. Gunning did not participate in the Company's Long-Term Incentive Program prior to the year 2003.

The above table presents information about performance shares granted during the year pursuant to the Long-Term Incentive Program. Each performance share, if earned, entitles the holder to receive Common Shares in accordance with the above table, depending on the degree of achievement of specified Company objectives. The first two objectives are relative total shareholder return (share price plus reinvested dividends) and return on net assets (based on earnings after taxes, increased by after-tax interest expense) over a three-year performance period. Relative total shareholder return is determined against a predetermined group of mining and metal companies. A participant earns 50% of the number of performance shares awarded if achievement of either of these objectives is attained at the target level. Maximum payout is 150% of the performance shares granted and represents the number of Common Shares that would be earned if an outstanding level of both of the objectives is achieved by the Company. Threshold payout is 25% of the performance shares granted and represents the number of Common Shares that would be earned if a minimum level of either of the objectives is achieved by the Company. Participants are also evaluated based on subjective performance relative to the Company's strategic objectives, and awards can be adjusted up or down by 25% of the target opportunity in the discretion of the Compensation and Organization Committee based on this evaluation. Attainment of all three sets of objectives is measured on a separate basis. The number of Common Shares earned would be reduced to the extent necessary to prevent the value of the Common Shares paid to any participant from exceeding twice the market value of the Common Shares covered by the participant's grant on the date it was granted. The Compensation and Organization Committee has the discretion to make distributions in cash in lieu of stock.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation Policies

The Company's compensation structure is designed to attract and retain high-performing executives. It places a significant portion of compensation at risk with the performance of the Company, the organizational unit, and the individual, increasing the portion at risk with the responsibility level of the individual.

Executive compensation consists of salary, annual bonus, long-term incentives, and other benefits. Independent compensation consultants have developed a broad group of comparable industrial companies for use in competitive surveys. This survey group is broader than the S&P Steel Group, which the Company has selected for the comparative stock price performance graph on page 17.

Salaries

The Company strives to maintain salary range midpoints at the 50th percentile of market survey data. Actual salaries reflect responsibility, performance, and experience. Salary increases are awarded periodically based on individual performance. In 2002, the named executive officers, excluding the Chief Executive Officer ("CEO"), received an average salary merit increase of 7.5 percent, the first such merit increase since June, 2000.

Annual Bonus

The Company maintains a Management Performance Incentive Plan ("MPI Plan") which provides an opportunity for the executive officers and other management employees to earn an annual bonus in either cash or Common Shares (or a combination of both) based on a bonus pool determined annually. The funded bonus pool for officers, including the named executive officers, can be zero and cannot exceed 300 percent of the officers' aggregate target bonuses. Upon approval of the Committee, an additional bonus pool of 10 percent of target bonuses can be set aside for distribution at the discretion of the Chief Executive Officer. When used, discretionary awards will reward participants whose contributions to achievement of the Company's performance objectives exceeded all expectations. The MPI Plan also provides that notwithstanding the established performance standards for any year, and if otherwise warranted, the Committee has the discretion to set funding percentages up to 35% of the target bonuses for officers and up to 50% of the target bonuses for other management positions.

Historically, the bonus pool was based on the Company's annual earnings, and most recently by pretax return on net assets (Pre-Tax Rona). Due to the difficult business conditions that have existed in the North American iron and steel business for the last several years, the Company's operating results have been substandard and the earnings measures have produced below threshold results. As a result, annual bonuses have been determined by the Committee on a discretionary basis. In 1999, certain executive officers, including the Chief Executive Officer, did not receive any annual bonus.

The Committee realized in 2001 that a major effort would be required to restore the Company to profitability, and the Committee recognized that it needed to ensure that the proper management incentives were in place for 2002. Accordingly, the MPI Plan was amended, effective as of January 1, 2002 to position the MPI Plan to drive performance under current conditions. Working with its compensation consultant, the Committee designed a "performance scorecard" that would determine the extent of any bonus payout for the year 2002. The scorecard was constructed to recognize positive results in the areas that would most directly improve shareholder value. The elements and their respective weightings are as follows:

Element	Weighting
Achieve Planned Net Income Before Special Items	40%
Achieve Planned Variable Unit Operating Cost	20
Achieve Planned Pellet Sales Volume	20
Achieve Other Stated Corporate Objectives	20
	100%

13

The Committee compared actual 2002 operating results with the 2002 business plan and the other stated corporate objectives used in the scorecard. For this purpose the Committee excluded the special charges to impair the carrying value of the Company's HBI investment in Trinidad and Tobago, the impairment of its investment in the Empire Mine, certain other restructuring charges and implementation of a new accounting pronouncement related to asset retirement obligations. The performance against the scorecard on this basis produced an overall bonus pool of $3.3 million, representing above target performance in every case.

In evaluating these results the Committee took into account the following significant achievements in 2002:

- Pellet sales volume of 14.7 million tons, 29 percent more than the 2002 business plan, and 75 percent greater than 2001.

- Average variable unit operating costs were on budget for the Company's five managed mines.

- Profitability from operations was restored in the third quarter of 2002 and the loss prior to special items for the year was reduced by more than 75 percent from 2001. In 2001, the net loss before special items was $32.2 million compared to a net loss of $6.3 million in 2002 before special items.

- Consistent with its strategy, the Company has moved from being largely compensated with royalties and fees for managing mines for partners to owning mines and producing and selling for its own account. The Company's owned share of North American iron ore pellet capacity has been increased from 16 percent in 2001 to 25 percent, currently. Total revenues reached $617 million in 2002, up from $363 million in 2001, an increase of 70 percent.

- Major new sales contracts were achieved, including the 15-year, sole supplier arrangement with the International Steel Group Inc. (ISG) that should result in full capacity operations in 2003. The Company's initial investment in ISG has significantly appreciated.

- The Company's safety record improved by 30 percent in 2002 and continued to show significant improvement toward a best-in-class objective.

On balance, the Committee determined that the management team made major strides in repositioning the Company for profitable operations and to be a stronger player in the industry. The Committee also considered the levels of bonuses earned under the MPI Plan in the last few years. The following table summarizes the bonuses paid under the MPI Plan and compares them with net income for 2000 and 2001 and also reflects the Committee's final bonus determination for the year 2002, after taking all of the foregoing factors into account:

Year	Net Income (Loss)	Pretax Income (Loss) From Operations	EBITDA	Management Bonus % of Target	Management Bonus Amount	CEO Bonus
	(millions)					
2000	$ 18.1	$ 21.3	$ 44.2	40	$ 846,000	$100,000
2001	(22.9)	(41.4)	(16.8)	30	722,000	132,000
2002	(188.3)	(15.7)	21.6	142	3,312,000	525,000

Long-Term Incentives

The 1992 Incentive Equity Plan ("Incentive Equity Plan") authorizes the Committee to award a variety of performance and other equity based incentives in its discretion.

Under the Incentive Equity Plan, a long-term performance share program ("Performance Share Program") was installed in 1994 to further align the interests of the executive officers and certain other management employees with the shareholders. The Performance Share Program provided the executive officers the opportunity to receive shares of Company stock ("Performance Shares") or, at the Committee's discretion, equivalent cash value, based on Company performance against specific financial objectives. Starting in 1994, grants of Performance Shares have been made annually to the executive officers based on responsibility level. Starting in 2000 the Committee replaced the Performance Share Program with a Long-Term Incentive Program ("LTI Program"), which combines awards of Performance Shares under the Incentive Equity Plan with cash-based retention awards.

The cash-based retention awards, included in the LTI Program, assist the Company in retaining key executives. In 2002, the Committee awarded executive officers 15 percent of their target long-term incentive

opportunity in the form of retention units ("Retention Units"), and the balance in the form of Performance Shares. Each Retention Unit represents the value of one share of the Company's Common Stock, which is payable in cash based on the participant's continued employment throughout the three-year retention period. Additional details about the 2002 awards of Retention Units to the named executive officers are presented in footnote (6) to the "Summary Compensation Table" on page 10.

The Retention Units awarded on May 8, 2000 to the named executive officers (excluding Mr. Gunning) as shown on the "Summary Compensation Table" on page 10, became vested on December 31, 2002 and were paid out in cash on February 3, 2003. The Company's closing stock price on December 31, 2002 of $19.85 per share was used to determine the value of such payout.

The Performance Shares awarded under the LTI Program will measure performance for the period 2002-2004 on the basis of two separate factors: relative total shareholder return and after-tax return on net assets ("After-Tax Rona"), which includes an adjustment to eliminate the effect of after-tax interest expense. The Committee determined to adopt After-Tax Rona as a performance measure for awards under the LTI Program because it reflects long-term value creation, including taxation, but excluding financing decisions. In selecting this measure of financial performance, the Committee sought to distinguish the long-term measure from Pre-Tax Rona, because After-Tax Rona better reflects year-to-year operating performance, including management of debt obligations. Additional details about the 2002 awards of Performance Shares to the named executive officers are discussed under "Long-Term Incentive Plans – Awards In Last Fiscal Year" on page 12.

A third set of performance measures applicable to Performance Shares awarded under the LTI Program affords executive officers the opportunity to earn up to an additional 25 percent of target Performance Share awards. These measures are based on a subjective evaluation by the Committee of performance relative to the Company's strategic objectives, including specific business activities. If these objectives are not met, the Committee can also exercise its discretion to reduce awards earned under the first two performance measures by up to 25 percent of target performance. The percentage of Performance Shares earned overall can range from zero to 175 percent of the target number of shares.

In January, 2003 the Committee confirmed that, for the three-year performance period ending December 31, 2002, the Company achieved an average performance of 53.96 percent in respect to the Company's objective for total shareholder return. The payout compares to an average payout of 14.7 percent for the periods ending December 31, 2000 and 2001. As a result, the Committee approved a payout of 43,246 Performance Shares, the value of which for the named executive officers (excluding Mr. Gunning) is shown in the LTIP Payouts column of the "Summary Compensation Table" on page 10. The Company's average total shareholder return ranked in the 58.17th percentile of its peer group of 18 mining and metal companies, versus the Company's established LTI Program target of the 55th percentile. Each performance measure at target level is weighted 50 percent.

Deferred Compensation

Under the Company's Voluntary Non-Qualified Deferred Compensation Plan ("VNQDC Plan"), officers and other senior management employees are permitted to defer, on a pre-tax basis, up to 50 percent of their base salary and all or a portion of their bonus under the MPI Plan, or their stock award or cash award which may be payable under the LTI Program. The VNQDC Plan also permits the exchange of cash bonus awards under the MPI Plan and deferred cash balances held in the VNQDC Plan for Company stock with a 25 percent Company match. Under the terms of the VNQDC Plan, any participant electing to take an early withdrawal from such plan is prohibited from participating in such plan for two years following the plan year in which such election is made. Due to voluntary withdrawals from the VNQDC Plan during 2001 and 2002, only three executive officers are eligible to participate in such plan at this time.

Stock Options

During 2002 the Company did not award any stock options to executive officers, except for a grant of 25,000 shares in April, 2002 to Mr. Gunning.

Executive Retention Program

As previously described in the Committee's report for the 2000 fiscal year, early in 2001 the Committee increased the incentives offered to certain officers and key managers to continue their employment with the Company. The Executive Retention Plan offered eight officers, including the named executive officers (except for Mr. Gunning), and five other key managers, the opportunity to earn up to a total of two times their salary if they remained employed by the Company through March 31, 2004. The first half of this total is payable to participants who remain on the payroll through March 31, 2003. The second half is payable to participants who continue for an additional year, through March 31, 2004, but is contingent on achievement of multiple performance factors individually tailored to the job requirements of each participant.

The Committee also acted at that time to reduce the possibility that participants in the Company's non-qualified Supplemental Retirement Benefit Plan ("Supplemental Plan") might terminate employment with the Company in order to realize the benefits under the Supplemental Plan. Amounts equal to the present value of the accrued vested pension benefits payable under the Supplemental Plan as of December 31, 2000 were paid out in full in February, 2001 to all participants in a lump sum. Subsequent accrued benefits have been and will continue to be paid out annually, and may be paid out more frequently, as determined by the Committee. Amounts accrued during 2002, which also reflect a change in the mortality table used for computing actuarial equivalence, were paid out in a lump sum in February, 2003 to all participants, including the named executive officers (except Messrs. Gunning and Dowling).

Chief Executive Officer Compensation

Mr. Brinzo received a salary increase of 10% from $500,000 to $550,000, effective May 1, 2002. His current salary is 100 percent of his salary range midpoint, with a target bonus of 60 percent of midpoint. The MPI Plan award to Mr. Brinzo for 2002 of $525,000 (159 percent of his target bonus) was paid 50 percent in cash and 50 percent in unrestricted Common Shares based on the same formula and factors as considered for other executive officers, as discussed under Annual Bonus on page 13.

Mr. Brinzo's LTI Program payout of his 2000 grant was calculated in the same way as the payout to all other participants as discussed on page 15 under Long-Term Incentives. Mr. Brinzo received 11,467 Common Shares with respect to his 2000 Performance Share grant for the three-year performance period ending December 31, 2002. Mr. Brinzo was granted 42,500 Performance Shares and 7,500 Retention Units in 2002 under the LTI Program, for the performance period 2002-2004, which will be earned under the same criteria as Performance Shares and Retention Units granted to all other executive officers in 2002 as discussed under "Long-Term Incentive Plans — Awards in Last Fiscal Year" on page 12.

Section 162(m) of the Internal Revenue Code

Section 162(m) of the Internal Revenue Code limits the deductibility of certain executive compensation in excess of $1 million. The aggregate combination of distributions from the Supplemental Plan, payments under the Executive Retention Plan and LTI Program payouts, and possible voluntary withdrawals from the VNQDC Plan, has caused, with respect to 2002, and will cause in 2003, the $ 1 million limit to be exceeded with respect to one or more of the named executive officers. Accordingly, the Company expects that some portion of such payments to the named executive officers for 2003 will not be deductible. The Company believes that it is important to maintain compensation programs that are competitive and motivate executives irrespective of the deductibility of such payments under the Internal Revenue Code.

The foregoing report has been furnished by the members of the Compensation and Organization Committee as set forth below:

R. C. Cambre, Chairman
J. D. Ireland, III
F. R. McAllister
S. B. Oresman

SHAREHOLDER RETURN PERFORMANCE

The following graph shows changes over the past five-year period in the value of $100 invested in: (1) Cliffs' Common Shares; (2) S&P 500 Stock Index; and (3) S&P Steel Group Index. The values of each investment are based on price change plus reinvestment of all dividends.

FIVE-YEAR CUMULATIVE TOTAL RETURNS
Value of $100 Invested at December 31, 1997



Value at December 31

	1997	1998	1999	2000	2001	2002
Cliffs' Common	100	91	74	54	47	51
S&P 500	100	129	156	141	124	97
S&P Steel	100	87	95	60	77	59

PENSION BENEFITS

The following table shows the approximate maximum annual pension benefit under the Company's qualified pension plans, together with the Supplemental Plan described below, which would be payable to employees in various compensation classifications at age 65 with representative years of service. The amounts listed in the table are computed on an automatic joint and survivorship annuity basis and are subject to an offset of 50% of Social Security benefits through December 31, 2003 and the equivalent offset thereafter.

Average Annual Compensation of 60 Highest Consecutive Months in Last 120 Months Preceding Retirement	Annual Benefits for Years of Service Indicated					
	15 yrs.	20 yrs.	25 yrs.	30 yrs.	35 yrs.	40 yrs.
$100,000	$ 24,750	$ 33,000	$ 41,250	$ 49,500	$ 57,750	$ 66,000
$150,000	37,125	49,500	61,875	74,250	86,625	99,000
$200,000	49,500	66,000	82,500	99,000	115,500	132,000
$250,000	61,875	82,500	103,125	123,750	144,375	165,000
$300,000	74,250	99,000	123,750	148,500	173,250	198,000
$350,000	86,625	115,500	144,375	173,250	202,125	231,000
$400,000	99,000	132,000	165,000	198,000	231,000	264,000
$450,000	111,375	148,500	185,625	222,750	259,875	297,000
$500,000	123,750	165,000	206,250	247,500	288,750	330,000
$550,000	136,125	181,500	226,875	272,250	317,625	363,000
$600,000	148,500	198,000	247,500	297,000	346,500	396,000
$650,000	160,875	214,500	268,125	321,750	375,375	429,000
$700,000	173,250	231,000	288,750	346,500	404,250	462,000

The table is based on a 1.65% pension formula. The Internal Revenue Code of 1986 ("Code") places limitations on the benefits which may be paid from a qualified pension plan. The Company has a non-qualified Supplemental Retirement Benefit Plan ("Supplemental Plan") providing for the payment from general funds of the benefits which would be lost by Supplemental Plan participants as a result of present or future Code or other government limitations. In fulfillment of the Company's obligations under the Supplemental Plan accrued through December 31, 2000, amounts equal to the present value of the accrued vested benefits payable under the Supplemental Plan were paid out in a lump sum in February, 2001 to all participants, including the named executive officers (except Messrs. Gunning and Dowling). Subsequent accrued benefits continue to be paid out annually, and may be paid out more frequently, as determined by the Compensation and Organization Committee. Amounts accrued during 2002, which also reflect a change in the mortality table used for computing actuarial equivalence, were paid out in a lump sum in February, 2003 to the named executive officers as follows: Mr. Brinzo, $601,946; Mr. Gunning, -0-; Mr. O'Neil, $129,630; Mr. Calfee, $923,111; and Mr. Dowling, -0-. Mr. Calfee's accrued benefit also reflects a redetermination based on reaching a thirty-year retirement eligibility.

The compensation used to determine benefits under the Company's pension plans is the sum of salary and bonus paid to a participant during a calendar year. Pensionable earnings for each of the Company's named executive officers during 2002 include the amount shown for 2002 in the Salary column of the "Summary Compensation Table" on page 10, plus the amount of bonus earned in 2001 and paid in 2002, as shown in the Bonus column of the "Summary Compensation Table" for 2001. Pensionable earnings in 2002 for Messrs. Brinzo, Gunning, O'Neil, Calfee, and Dowling were $660,747, $370,200, $385,493, $334,660 and $307,847, respectively. Messrs. Brinzo, Gunning, O'Neil, Calfee, and Dowling have 33, 2, 11, 30, and 5 years, respectively, of credited service under the Company's qualified pension plan.

AGREEMENTS AND TRANSACTIONS

Effective January 1, 2000, the Company entered into severance agreements with named executive officers John S. Brinzo, Director, Chairman and Chief Executive Officer, Thomas J. O'Neil, President and Chief Operating Officer, William R. Calfee, Executive Vice President-Commercial, and executive officer, Cynthia B. Bezik, Senior Vice President-Finance; and effective April 16, 2001, the Company entered into a severance agreement with named executive officer David H. Gunning, Director and Vice Chairman ("Agreements"), which Agreements specify certain financial arrangements that the Company will provide upon the termination of such officers' employment with the Company under certain circumstances. The Agreements are intended to ensure continuity, stability and fair treatment of such executive officers of the Company in the event of a "change in control" of the Company (as defined in the Agreements). The terms of the Agreements are automatically extended on January 1 of each year, for an additional year, unless the Company or the officer give notice, not later than September 30 of the immediately preceding year, that it or they do not want the terms extended. The terms currently expire on December 31, 2004.

Under the Agreements, if during the 2-year period following a "change in control", the officer is terminated by the Company without "cause", or resigns after (i) not being maintained in his or her prior position, (ii) being reduced in duties, compensation or benefits, (iii) determining he or she is unable to carry out his or her duties and responsibilities, or (iv) being relocated without his or her consent (and also in the case of J. S. Brinzo, resigns within 30 days following the first anniversary of a "change in control"), such officer would be entitled (a) to lump sum payments of 3 years of base pay and incentive compensation, (b) to a lump sum payment of the then present value of the unfunded pension benefits that he or she would be entitled to receive 3 years after his or her termination of employment, and (c) to continue participation in medical and other welfare benefit plans for 3 years after his or her termination of employment. The Agreements also entitle the officers to vesting of all incentive pay at the greater of target or actual performance, and medical and life insurance benefit continuation for life upon retirement or following termination, unless the termination was for "cause". In addition, the Agreements provide that the officers are eligible for reimbursement of outplacement expenses up to 15% of base pay. The Company will protect the officers against any imposition of excise tax on "excess parachute" payments under the Internal Revenue Code by providing "gross up" payments to the officers. The Agreements provide that the officers will not compete with the Company for two years following their termination of employment under the Agreements.

None of these Agreements create employment obligations for the Company. Both before and after the occurrence of a "change in control", the Company may terminate the employment of any of such officers for "cause", without an obligation to pay severance compensation or benefits.

Effective January 1, 2000, the Company implemented the Change in Control Severance Pay Plan ("Severance Plan"), the participants of which presently include named executive officer E. C. Dowling. The Severance Plan is designed to assure continuity, stability, and fair treatment of employees in key positions in the event of a "change in control" of the Company (as defined in the Severance Plan). Under the Severance Plan, if during the 2-year period following a "change in control", in the case of an Executive Vice President, Senior Vice President, Vice President, or Secretary of the Company, a participant is terminated by the Company without "cause" or resigns after (i) not being maintained in his or her prior position, (ii) being reduced in compensation or benefits, or (iii) being relocated without consent, he or she is entitled to (a) receive a lump sum payment in the amount of 2 years of base pay and incentive compensation, (b) receive a lump sum payment of the then present value of the pension benefits that he or she would be entitled to receive 2 years after his or her termination of employment, and (c) continue participation in medical and other welfare benefit plans for 2 years after his or her termination of employment; or in the case of a Mine Manager of a Subsidiary of the Company, a participant is terminated without "cause" or resigns after (i) being reduced in compensation or benefits or (ii) being relocated without consent, he or she is entitled to (a) receive a lump sum payment in the amount of 1 year of base salary and incentive compensation, (b) receive a lump sum payment of the present value of the unfunded pension benefits that he or she would be entitled to receive 2 years after his or her termination of employment, and (c) continue participation in medical and other welfare benefit plans for 1 year after his or her termination of employment. Participants are entitled to vesting of all incentive pay at the greater of target or actual performance, and to medical and life insurance benefit continuation for life following termination, unless the termination was for "cause". Also, participants are eligible for reimbursement of outplacement expenses up to 15% of base pay.

The Severance Plan provides that the participants will not compete with the Company for the 2 or 1 year period for which they are receiving severance pay. Individuals who would be covered by the Severance Plan, but who receive severance pay and benefits pursuant to the Agreements or another plan or agreement signed on behalf of the Company, are not entitled to benefits under the Severance Plan. All benefits payable under the Severance Plan are to be derived from the Company's then current operating funds. None of the obligations of the Company described above exist unless a "change in control" has occurred. The Company will protect the participant against imposition of any excise tax on "excess parachute" payments under the Code by providing "gross up" payments to the participant. The termination date of the Severance Plan has been automatically extended through December 31, 2004, and will be automatically extended on January 1 of each year following, unless the Company gives notice that the termination date is not to be extended.

The Company has two trust agreements with KeyBank National Association which relate to the Agreements and the Severance Plan. The first such trust agreement provides for the payment of the benefits arising under the Agreements, and the second trust agreement provides for reimbursement of legal fees and expenses incurred by the officers in enforcing their rights under the Agreements and by the key employees under the Severance Plan.

The Company has indemnification agreements ("Indemnification Agreements") with each current member of the Board of Directors. The form and execution of the Indemnification Agreements were approved by the Company's shareholders at the Annual Meeting convened on April 29, 1987. Such Indemnification Agreements essentially provide that to the extent permitted by Ohio law, the Company will indemnify the indemnitee against all expenses, costs, liabilities and losses (including attorneys' fees, judgments, fines or settlements) incurred or suffered by the indemnitee in connection with any suit in which the indemnitee is a party or otherwise involved as a result of his or her service as a member of the Board. In connection with the foregoing Indemnification Agreements, the Company has a trust agreement with KeyBank National Association pursuant to which the parties to the Indemnification Agreements may be reimbursed with respect to enforcing their respective rights under the Indemnification Agreements.

In order to promote mutual appreciation of management and union interests, the Company and the United Steel Workers of America ("USWA") reached agreement in 1996 on a process to jointly designate a member of the Board of Directors of the Company, pursuant to a general understanding between the USWA and certain Company subsidiaries reached in 1993. Such designee would be subject to annual nomination by the Company, election by vote of the shareholders, and all laws and Company policies applicable to the Board of Directors. In the event a member is jointly designated in the future, the total number of Directors will be increased to include such designee. Under the settled labor negotiations in 1999 with the USWA, the agreement was extended to July 31, 2004.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 ("Exchange Act") requires the Company's Directors and officers and persons who own 10% or more of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC. Directors, officers and 10% or greater shareholders are required by SEC regulations to furnish the Company with copies of all Forms 3, 4 and 5 they file.

Based solely on the Company's review of the copies of such Forms it has received, and written representations by such persons, the Company believes that all of its Directors and officers complied with all filing requirements applicable to them with respect to transactions in the Company's equity securities during the fiscal year ended December 31, 2002.

INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has retained the firm of Ernst & Young LLP as independent auditors to examine the books of account and other records of the Company and its consolidated subsidiaries for the fiscal year ending December 31, 2003. Representatives of Ernst & Young LLP are expected to be present at the Meeting. Such representatives will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

Audit Fees

Ernst & Young LLP's audit fees for professional services rendered for the audit of the Company's annual consolidated financial statements for the year ended December 31, 2002 and the reviews of the interim financial statements included in the Company's quarterly reports on Form 10-Q filed during the year ended December 31, 2002 were $530,000.

All Other Fees

Ernst & Young LLP's all other fees for audit related services principally for employee benefit plan audits, and audits of affiliates, rendered during the year ended December 31, 2002 were $115,000; and for non-audit related services for tax assistance for expatriate employees were $50,000.

ANNUAL REPORT

The Company's 2002 Annual Report to Shareholders, including financial statements, is being distributed to all shareholders of the Company together with this Proxy Statement, in satisfaction of the requirements of the SEC. Additional copies of such report are available upon request. To obtain additional copies of such Annual Report please contact the Company's Investor Relations Department at (800) 214-0739 or (216) 694-5459.

GENERAL INFORMATION

The cost of soliciting proxies will be paid by the Company. In addition to solicitation by mail, solicitations may also be made by personal interview, telegram and telephone. Arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals, and the Company will reimburse them for their expenses in so doing. Officers and other regular employees of the Company, as yet undesignated, may also request the return of proxies by telephone, telegram, or in person. Finally, the Company has retained Georgeson Shareholder Communications Inc., New York, New York, to assist in the solicitation of proxies using the means referred to above, at an anticipated cost of $10,000, plus reasonable expenses.

Pursuant to regulations of the SEC, the material appearing under the captions "Audit Committee Report," "Audit Committee Charter," "Compensation Committee Report on Executive Compensation" and "Shareholder Return Performance" are not deemed to be soliciting material or to be filed with the SEC or subject to Regulation 14A promulgated by the SEC or Section 18 of the Securities Exchange Act of 1934.

The Common Shares represented by properly authorized proxies will be voted as specified. It is intended that the Common Shares represented by proxies on which no specification has been made will be voted FOR the election of the nominees for Director named herein or such substitute nominees as the Board of Directors may designate and at the discretion of the persons named as proxies on all other matters which may properly come before the Meeting.

At the Meeting, the results of shareholder voting will be tabulated by the inspector of elections appointed for the Meeting. The Company intends to treat properly authorized proxies as "present" for purposes of determining whether a quorum has been achieved at the Meeting. The candidates for Directors receiving a plurality of the votes will be elected. Votes withheld in respect of the election of Directors will not be counted in determining the outcome of that vote.

If notice in writing shall be given by any shareholder to the President, a Vice President or the Secretary, not less than 48 hours before the time fixed for the holding of the Meeting, that such shareholder desires that the voting for the election of Directors shall be cumulative, and if an announcement of the giving of such notice is made upon the convening of the Meeting by the Chairman or Secretary or by or on behalf of the shareholder giving such notice, each shareholder shall have the right to cumulate such voting power as he or she possesses at such election. Under cumulative voting a shareholder may cast for any one nominee as many votes as shall equal the number of Directors to be elected, multiplied by the number of his or her Common Shares. All of such votes may be cast for a single nominee or may be distributed among any two or more nominees as he or she may desire. If cumulative voting is invoked, and unless contrary instructions are given by a shareholder who signs a proxy, all votes represented by such proxy will be cast in such manner and in accordance with the discretion of the person acting as proxy as will result in the election of as many of the Board of Directors' nominees as is possible.

OTHER BUSINESS

It is not anticipated that any other matters will be brought before the Meeting for action; however, if any such other matters shall properly come before the Meeting, it is intended that the persons authorized under proxies may, in the absence of instructions to the contrary, vote or act thereon in accordance with their best judgment.

SHAREHOLDER PROPOSALS

Deadline for Inclusion in Proxy Materials

Any proposal by a shareholder of the Company intended to be presented at the year 2004 Annual Meeting of Shareholders must be received by the Company on or before November 23, 2003 to be included in the proxy materials of the Company relating to such meeting.

Discretionary Voting of Proxies

In accordance with amendments to Rule 14a-4 under the Securities Exchange Act of 1934, if notice of a proposal by a shareholder of the Company intended to be presented at the year 2004 Annual Meeting of Shareholders is received by the Company after February 6, 2004, the persons authorized under the Company's management proxies may exercise discretionary authority to vote or act on such proposal if the proposal is raised at the Company's Annual Meeting of Shareholders to be held in year 2004.

<u>IMPORTANT</u>

To assure your representation and a quorum for the transaction of business at the Meeting, please sign, date and return the enclosed proxy card promptly, or appoint your proxies through the Internet or by telephone as directed on your proxy card.

CLEVELAND-CLIFFS INC
AUDIT COMMITTEE CHARTER

Purposes

This Charter governs the operations of the Audit Committee, which Committee has been created by the Board of Directors of Cleveland-Cliffs Inc to:

(a) assist the Board of Directors in fulfilling the Board's oversight responsibilities to investors and other constituencies with respect to:

(i) the integrity of the Company's financial statements,

(ii) the Company's financial reporting process and compliance with ethics policies and legal and other regulatory requirements,

(iii) the hiring of the independent auditors and the determination of the independent auditors' qualifications, reputation, and independence,

(iv) the Company's systems of internal accounting and financial controls and

(v) the performance of the independent auditors and of the Company's internal audit function; and

(b) prepare the Audit Committee's report, made pursuant to the Securities Exchange Act of 1934 (the "Exchange Act"), to be included in the Company's annual proxy statement (the "Audit Committee Report").

Composition of the Audit Committee

Number. The Audit Committee is appointed by the Board of Directors and is comprised of at least three directors.

Qualifications. Each Audit Committee member is to have all of the following qualifications:

1) Each Audit Committee member must meet the independence criteria of:

(a) the rules of the New York Stock Exchange, Inc., as such requirements are interpreted by the Board of Directors in its business judgment, and

(b) Section 301 of the Sarbanes-Oxley Act of 2002 and any rules promulgated thereunder by the Securities and Exchange Commission ("SEC").

2) Each Audit Committee member must be financially literate or become financially literate within a reasonable period of time after his or her appointment to the Audit Committee. Additionally, at least one member of the Audit Committee is to have accounting or related financial management expertise sufficient to meet the criteria of a financial expert within the meaning of Section 407 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder by the SEC. The Board of Directors shall determine, in its business judgment and upon the recommendation of the Board Affairs Committee, whether a member is financially literate and whether at least one member has the requisite accounting or financial expertise and meets the financial expert criteria.

3) Each Audit Committee member may not, other than in his capacity as a member of the Audit Committee, the Board of Directors, or any other committee of the Board, (i) accept any consulting, advisory or other compensatory fee from the Company, or (ii) be an affiliated person of the Company.

4) If an Audit Committee member simultaneously serves on the audit committee of more than three public companies (including the Company), the Board of Directors must determine that such simultaneous service would not impair the ability of such member to effectively serve on the Audit Committee. The Company will be required to disclose any such determination in its annual proxy statement.

Appointment. The Board of Directors will appoint the members and the Chairman of the Audit Committee based on nominations made by the Company's Board Affairs Committee. Audit Committee members serve at the pleasure of the Board of Directors and for such term or terms as the Board of Directors may determine.

Responsibilities and Duties of the Audit Committee

The Audit Committee is responsible to oversee the Company's financial reporting process on behalf of the Board of Directors. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's interim financial statements.

In performing its responsibilities, the Audit Committee shall:

1) *Retain the Independent Auditors:* The Audit Committee has the sole authority to

    (a) retain and terminate the Company's independent auditors,

    (b) approve all audit engagement fees, terms and services, and

    (c) approve any non-audit engagements with the Company's independent auditors.

    The Audit Committee is to exercise this authority in a manner consistent with Sections 201 and 202 of the Sarbanes-Oxley Act of 2002. The Audit Committee may delegate the authority to grant any pre-approvals required by such sections to one or more members of the Audit Committee as it designates, subject to the delegated member or members reporting any such pre-approvals to the Audit Committee at its next scheduled meeting.

2) *Review and Discuss the Auditors' Quality Control:* The Audit Committee is to, at least annually, obtain and review and discuss a report by the independent auditors describing:

    (a) the audit firm's internal quality control procedures,

    (b) any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and

    (c) any steps taken to deal with any such issues.

3) *Review and Discuss the Independence of the Auditors:* In connection with the retention of the Company's independent auditors, the Audit Committee is to at least annually review and discuss the information provided by management and the auditors relating to the independence of the audit firm, including, among other things, information related to the non-audit services provided and expected to be provided by the auditors. The Audit Committee is responsible for:

    (a) ensuring that the independent auditors submit at least annually to the Audit Committee a formal written statement delineating all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1,

    (b) actively engaging in a dialogue with the auditors with respect to any disclosed relationship or services that may impact the objectivity and independence of the auditors, and

    (c) taking appropriate action in response to the auditors' report to satisfy itself of the auditors' independence.

    In connection with the Audit Committee's evaluation of the auditors' independence, the Audit Committee is to also review and evaluate the lead partner of the independent auditors and take such steps as may be required by law with respect to the regular rotation of the lead audit partner and the reviewing audit partner of the independent auditors, and consider whether or not there should be rotation of the independent audit firm itself.

4) *Set Hiring Policies:*   The Audit Committee is to set policies for the hiring of employees or former employees of the independent auditors, which include the restrictions set forth in Section 206 of the Sarbanes-Oxley Act of 2002.

5) *Review and Discuss the Audit Plan:*   The Audit Committee is to review and discuss with the independent auditors the plans for, and the scope of, the annual audit and other examinations, including the adequacy of staffing and compensation.

6) *Review and Discuss Conduct of the Audit:*   The Audit Committee is to review and discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, as well as any audit problems or difficulties and management's response, including:

   (a) any restriction on audit scope or on access to requested information,

   (b) any disagreements with management, and

   (c) significant issues discussed with the independent auditors' national office.

   The Audit Committee is to decide all unresolved disagreements between management and the independent auditors regarding financial reporting.

7) *Review and Discuss Financial Statements and Disclosures:*   The Audit Committee is to review and discuss with appropriate officers of the Company and the independent auditors the annual audited and quarterly financial statements of the Company, including:

   (a) the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and

   (b) the disclosures regarding internal controls and other matters required to be reported to the Audit Committee by Section 302 of the Sarbanes-Oxley Act of 2002 and any rules promulgated thereunder by the SEC.

8) *Review and Discuss Earnings Press Releases:* The Audit Committee is to review and discuss earnings and other financial press releases (including any use of "pro forma" or "adjusted" non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies (which review may occur after issuance and may be done generally as a review of the types of information to be disclosed and the form of presentation to be made).

9) *Review and Discuss Internal Audit Plans:* The Audit Committee is to review and discuss with the Chief Internal Auditor and appropriate members of the staff of the internal auditing department the plans for and the scope of their ongoing audit activities, including adequacy of staffing and compensation. The Audit Committee is to review and approve management's appointment, termination or replacement of the Chief Internal Auditor.

10) *Review and Discuss Internal Audit Reports:* The Audit Committee is to review and discuss with the Chief Internal Auditor and appropriate members of the staff of the internal auditing department the annual report of the audit activities, examinations and results thereof of the internal auditing department.

11) *Review and Discuss the Systems of Internal Accounting Controls:* The Audit Committee is to review and discuss with the independent auditors, the Chief Financial Officer, the Chief Accounting Officer, the Chief Internal Auditor, the Chief Compliance Officer and, if and to the extent deemed appropriate by the Audit Committee, members of their respective staffs the adequacy of the Company's internal accounting controls, the Company's financial, auditing and accounting organizations and personnel, and the Company's policies and compliance procedures with respect to business practices which shall include the disclosures regarding internal controls and matters required to be reported to the Audit Committee by Section 302 of the Sarbanes-Oxley Act of 2002 and any rules promulgated thereunder by the SEC.

12) *Review and Discuss the Recommendations of Independent Auditors:* The Audit Committee is to review and discuss with the Chief Internal Auditor recommendations made by the independent auditors and the Chief Internal Auditor, as well as such other matters, if any, as such persons or other officers of the Company may desire to bring to the attention of the Audit Committee.

13) *Review and Discuss the Audit Results:* The Audit Committee is to review and discuss with the independent auditors:

    (a) the report of their annual audit, or proposed report of their annual audit,

    (b) the accompanying management letter, if any,

    (c) their reviews of the Company's interim financial statements conducted in accordance with Statement on Auditing Standards No. 71, and

    (d) the reports of the results of such other examinations outside of the course of the independent auditors' normal audit procedures that the independent auditors may from time to time undertake.

The foregoing is to include the reports required by Section 204 of the Sarbanes-Oxley Act of 2002 and, as appropriate,

    (a) a review of major issues regarding

        (i) accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and

        (ii) the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies,

    (b) a review of analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements and

    (c) a review of the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

14) *Obtain Assurances under the "Whistle-Blowing" Provision of Section 10A(b) of the Exchange Act:* The Audit Committee is to obtain assurance from the independent auditors that in the course of conducting the audit, there have been no acts detected or that have otherwise come to the attention of the audit firm that require disclosure to the Audit Committee under Section 10A(b) of the Exchange Act.

15) *Discuss Risk Management Policies:* The Audit Committee is to discuss policies with respect to risk assessment and risk management to assess and manage the Company's exposure to risk. The Audit Committee should discuss the Company's major financial risk exposures and the steps management has taken to monitor and control these exposures. The Audit Committee should periodically review the Company's contingency plans for protection of vital information and business conduct in the event of an operations interruption.

16) *Obtain Reports Regarding Conformity With Legal Requirements and the Company's Code of Business Conduct and Ethics:* The Audit Committee is to periodically obtain reports from management, the Chief Compliance Officer, the Company's Chief Internal Auditor and as requested from the independent auditor that the Company and its affiliated entities are in conformity with applicable legal requirements and the Company's Code of Business Conduct and Ethics. The Audit Committee is to review and discuss reports and disclosures of insider and affiliated party transactions. The Audit Committee should advise the Board of Directors with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations and with the Company's Code of Business Conduct and Ethics. The Audit Committee should periodically review the Company's policies and

procedures to fulfill compliance requirements pertaining to its code of ethics, employee heath and safety, environmental protection and other laws and regulations.

17) *Establish Procedures for Complaints Regarding Financial Statements or Accounting Policies:* The Audit Committee is to establish procedures for

    (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

    (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters as required by Section 301 of the Sarbanes-Oxley Act of 2002.

    The Audit Committee is to discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any complaints or concerns regarding the Company's financial statements or accounting policies.

18) *Discuss With General Counsel Matters Regarding Financial Statements or Compliance Policies:* The Audit Committee is to discuss with the Company's General Counsel legal matters that may have a material impact on the financial statements or the Company's compliance policies. The Audit Committee is to receive reports from the Company's counsel of evidence of a material violation of securities laws or breaches of fiduciary duties.

19) *Review and Discuss Mine Plans:* The Audit Committee is to periodically review the application of the Company's policy and procedure for long-range mine planning with respect to adequacy of mineral reserve estimates and achievement of annual mine development (stripping) programs.

20) *Review and Discuss Other Matters:* The Audit Committee is to review and discuss such other matters that relate to the accounting, auditing and financial reporting practices and procedures of the Company as the Audit Committee may, in its own discretion, deem desirable in connection with the review functions described above.

21) *Make Board Reports:* The Audit Committee is to report its activities regularly to the Board of Directors in such manner and at such times as the Audit Committee and the Board of Directors deem appropriate, but in no event less than once a year. This report is to include the Audit Committee's conclusions with respect to its evaluation of the independent auditors.

22) *Maintain Flexibility:* The Audit Committee, in carrying out its responsibilities, policies and procedures, is to remain flexible, in order to best react to changing conditions and circumstances. The Audit Committee is to take appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior.

Meetings of the Audit Committee

The Audit Committee should meet at least quarterly, or more frequently as it may determine necessary, to comply with its responsibilities as set forth herein. The Chair of the Audit Committee is, in consultation with the other members of the Audit Committee, the Company's independent auditors and the appropriate officers of the Company, responsible for calling meetings of the Audit Committee, establishing agenda therefor and supervising the conduct thereof. The Audit Committee may also take any action permitted hereunder by unanimous written consent.

The Audit Committee may request any officer or employee of the Company or the Company's outside legal counsel or independent auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Audit Committee should meet with the Company's management, the internal auditors and the independent auditors periodically in separate private sessions to discuss any matter that the Audit Committee, management, the independent auditors, the Chief Internal Auditor or such other persons believe should be discussed privately.

Resources and Authority of the Audit Committee

The Audit Committee is to have the resources and authority appropriate to discharge its responsibilities and carry out its duties as required by law, including the authority to engage outside auditors for special audits, reviews and other procedures and to engage independent counsel and other advisors, experts or consultants. The Audit Committee may also, to the extent it deems necessary or appropriate, meet with the Company's investment bankers or financial analysts who follow the Company.

Audit Committee Report

The Audit Committee will prepare, with the assistance of management, the independent auditors and outside legal counsel, the Audit Committee Report.

Annual Review of Charter

The Audit Committee will conduct and review with the Board of Directors annually an evaluation of this Charter and recommend any changes to the Board of Directors. The Audit Committee may conduct this charter evaluation in such manner as the Audit Committee, in its business judgment, deems appropriate.

Annual Performance Evaluation

The Audit Committee will conduct and review with the Board of Directors annually an evaluation of the Audit Committee's performance with respect to the requirements of this Charter. This evaluation should also set forth the goals and objectives of the Audit Committee for the upcoming year. The Audit Committee may conduct this performance evaluation in such manner as the Audit Committee, in its business judgment, deems appropriate.

CLEVELAND-CLIFFS INC

**Notice of
Annual Meeting
of Shareholders
to be held on
May 13, 2003
and
Proxy Statement**

DETACH HERE IF YOU ARE RETURNING YOUR PROXY CARD BY MAIL

COMMON SHARES

PROXY
CLEVELAND-CLIFFS INC
1100 Superior Avenue, Cleveland, Ohio 44114-2589

This proxy is solicited on behalf of the Board of Directors

PROXY

The undersigned hereby appoints R.C. Cambre, R. Cucuz, F.R. McAllister and A. Schwartz as Proxies, each with the power of substitution, and hereby authorizes them to represent and to vote all of Cleveland-Cliffs Inc Common Shares held of record by the undersigned on March 17, 2003, at the Annual Meeting of Shareholders to be held on May 13, 2003, or at any adjournment or adjournments thereof, as follows:

Election of Directors, Nominees:

(01) J.S. Brinzo, (02) R.C. Cambre, (03) R. Cucuz, (04) D.H. Gunning (05)J.D. Ireland III, (06) F.R. McAllister,
(07) J.C. Morley, (08) S.B. Oresman, (09) R. Phillips, (10) R.K. Riederer and (11) A. Schwartz.

You are encouraged to specify your choices by marking the appropriate boxes, SEE REVERSE SIDE, but you need not mark any boxes if you wish to vote in accordance with the Board of Directors' recommendations. It is important that your shares are represented at this meeting, whether or not you attend the meeting in person. To make sure your shares are represented, we urge you to complete and mail the proxy card on the reverse side or to use our Internet or toll-free telephone voting system.

PLEASE VOTE, DATE AND SIGN THIS PROXY ON THE OTHER SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

CLEVELAND-CLIFFS INC
C/O EQUISERVE TRUST COMPANY, N.A.
P.O. BOX 8694
EDISON, NJ 08818-8694

Dear Shareholder,

Cleveland-Cliffs Inc encourages you to take advantage of convenient ways to vote your shares. You may appoint your proxies to vote your shares electronically through the Internet or via toll-free telephone, 24 hours a day, 7 days a week. Please note that all proxy appointments through the Internet or by telephone must be received by 12:00 a.m. on May 13, 2003.

To appoint your proxies electronically, you must enter the control number. The control number is the series of numbers printed in the box below. This number must be used to access the system.

Voter Control Number

Your vote is important. Please vote immediately.

Vote-by-Internet





1. Log on to the Internet and go to http://www.eproxyvote.com/clf
2. Enter your Voter Control Number listed above and follow the easy steps outlined on the secured website.

OR

Vote-by-Telephone

1. Call toll-free 1-877-PRX-VOTE (1-877-779-8683)
2. Enter your Voter Control Number listed above and follow the easy recorded instructions.

If you vote over the Internet or by telephone, please do not mail your card.

DETACH HERE IF YOU ARE RETURNING YOUR PROXY CARD BY MAIL



☒ **Please mark votes as in this example.**

This proxy when properly signed will be voted in the manner directed herein. If no direction is made, this proxy will be voted "FOR" all of the Board of Directors' nominees. The Board of Directors recommends a vote FOR its nominees in proposal 1.

1. Election of Directors. (Please see reverse)

FOR ☐ WITHHELD ☐

☐ For all nominees except as noted above

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Please sign exactly as name appears hereon. Joint owners should eac signing as attorney, executor, administrator, trustee or guardian, ple as such.



Signature:____________________________________ Date:__________

Signature:____________________________________ Date:__________